
13002981

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of May 2013

000-29880 (Commission File Number)

Virginia Mines Inc. 200-300 St-Paul
Quebec City, QC, Canada G1K 7R1
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: May 28, 2013

By:
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations – Summer 2012 Exploration Program, Anatacau Project, Québec

Prepared by: Francis Chartrand, Geo., Ph.D.; and Anne-Marie Beauchamp, B.Eng., Trainee Geologist – Virginia Mines Inc.

8 paper copies

000-29880
Commission File Number

Original

Form 43-101F1
Technical Report

Technical Report and Recommendations
Summer 2012 Exploration Program
Anatacau Project, Québec

VIRGINIA MINES INC.

March 2013

Prepared by:

Francis Chartrand, geo, Ph.D.
Anne-Marie Beauchamp, B.Eng., trainee geologist
Virginia Mines

Virginia Mines

CERTIFICATE OF QUALIFICATIONS

I, *Francis Chartrand*, residing at 3976 rue Mathieu d'Amours, Québec, QC, G1Y 2J8, hereby certify that:

I am presently employed as a senior project geologist with Virginia Mines Inc., 300 St-Paul, bureau 200, Québec, Qc, G1K 7R1.

I received a Ph.D. in Economic Geology from École Polytechnique de Montréal in 1987, a M.Sc. in Geology from École Polytechnique de Montréal in 1983, and a B.Sc. in Geology in 1979 from Concordia University of Montreal.

I have worked as a geologist since 1979.

I am an active professional geologist presently registered to the board of the *Ordre des Géologues du Québe*c, permit number 571.

I am a qualified person with respect to the Anatacau project in accordance with section 5.1 of the National Instrument 43-101.

I have been involved in the Anatacau project since April 2012 and I worked on the property during the summer and fall of 2012.

I prepared this report in collaboration with the co-author utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various sources as summarized in the reference section of this report.

I am not aware of any missing information or change which would have caused the present report to be misleading.

I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Virginia Mines Inc. I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 19th day of March 2013.
"Francis Chartrand"



Francis Chartrand, geo, Ph. D.

I, *Anne-Marie Beauchamp*, residing at 324 Saint-Benoît, Québec (Québec), G1K 1A5, certify that:

I am presently an M.Sc. student enrolled in the Institut national de recherché scientifique of Quebec City,

I received a B.Sc. in Geological engineering in 2011 from the Université Laval, Québec.

I have been working as geologist-in-training in mineral exploration since 2011.

I am presently applying for the membership as a Professional in the Ordre des ingénieurs du Québec. I am registered member of the student section of the Ordre des ingénieurs du Québec, permit number E 5030948.

I have been involved with the Anatacau project since the summer of 2012, and worked on the property during the summer of 2012.

In collaboration with author Francis Chartrand, geo, Ph. D., I assisted in the preparation of this report utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes which would cause this report to be misleading.

I do not fulfill the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer having worked for Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Québec, QC, this 19th day of March 2013.

"Anne-Marie Beauchamp"



Anne-Marie Beauchamp, geo in training, B.Sc.

TABLE OF CONTENTS

ITEM 1 SUMMARY 6
ITEM 2 INTRODUCTION 8
ITEM 3 RELIANCE ON OTHER EXPERTS 9
ITEM 4 PROPERTY DESCRIPTION AND LOCATION 9
ITEM 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 11
ITEM 6 HISTORY 11
ITEM 7 GEOLOGICAL SETTING AND MINERALIZATION 15
7.1. Regional Geology 15
7.2. Local Geology 18
7.3 Mineralization 19
ITEM 8 DEPOSIT TYPES 21
ITEM 9 EXPLORATION 21
9.1 Outcrop and boulder sampling and mapping 24
9.2 Trenching and channel sampling 32
ITEM 10 DRILLING 47
ITEM 11 SAMPLE PREPARATION, ANALYSES AND SECURITY 48
ITEM 12 DATA VERIFICATION 49
12.1 Reference material validation 49
12.1.1 Standard SH65 (1.348 g/t Au) 49
12.1.2 Standard SK62 (4.075 g/t Au) 50
12.1.3 Standard SN60 (8.595 g/t Au) 50
12.1.4 Standard SP59 (18.12 g/t Au) 50
12.2 Verification of blank results 50
ITEM 13 MINERAL PROCESSING AND METALLURGICAL TESTING 50
ITEM 14 MINERAL RESOURCE ESTIMATES 50
ITEM 15 MINERAL RESERVE ESTIMATES 50
ITEM 16 MINING METHODS 50
ITEM 17 RECOVERY METHODS 51

ITEM 18 PROJECT INFRASTRUCTURE 51
ITEM 19 MARKET STUDIES AND CONTRACTS 51
ITEM 20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT 51
ITEM 21 CAPITOL AND OPERATING COSTS 51
ITEM 22 ECONOMIC ANALYSIS 51
ITEM 23 ADJACENT PROPERTIES 51
ITEM 24 OTHER RELEVANT DATA AND INFORMATION 52
ITEM 25 INTERPRETATION AND CONCLUSIONS 52
ITEM 26 RECOMMENDATIONS 53
ITEM 27 REFERENCES 53

LIST OF TABLES

Table 1: Selected mineral occurrences discovered in the Anatacau property area
Table 2: Grab samples from prospecting with greater than 0.25 g/t Au
Table 3: Summary of trenches excavated during the summer of 2012
Table 4: Saw-cut grab and channel samples from stripped zones and selected outcrops with more than 0.25 g/t Au discovered during the summer of 2012
Table 5: Summary of Rocklabs Ltd. gold standards used, Anatacau campaign

LIST OF FIGURES

Figure 1: Location of the Anatacau property, James Bay, Quebec
Figure 2: Location of Anatacau claim block
Figure 3: Geology of the Anatacau property area as modified from the SIGÉOM database
Figure 4: Location of prospecting samples with more than 0.25 g/t Au
Figure 5: Location of 2012 stripped zones showing location of channel and grab samples having more than 0.25 g/t Au
Figure 6: Location of grab samples showing gold values from outcrops AN2012TR070-073
Figure 7: Photo of visible gold in quartz vein from outcrop AN2012JFD070
Figure 8: Photo showing morphology of gold-bearing quartz vein, AN2012JFD070
Figure 9: Location of saw-cut grab and channel samples with gold values from outcrop AN2012JFD070
Figure 10: Location of samples with gold values from outcrops AN2012JFD005-007
Figure 11: Photo of arsenopyrite-rich greywacke near quartz vein in outcrop AN2012JFD006-007
Figure 12: Location of saw-cut grab and channel samples with gold values (g/t) from outcrop AN2012JFD005

Figure 13: Samples with gold values in AN2012TR001
Figure 14: Samples with gold values in AN2012TR002
Figure 15: Samples with gold values in AN2012TR003
Figure 16: Samples with gold values in AN2012TR004
Figure 17: Samples with gold values in AN2012TR005
Figure 18: Samples with gold values in AN2012TR006
Figure 19: Samples with gold values in AN2012TR007
Figure 20: Samples with gold values in AN2012TR009
Figure 21: Samples with gold values in AN2012TR010
Figure 22: Samples with gold values in AN2012TR012
Figure 23: Samples with gold values in AN2012TR014 (015, part a)
Figure 24: Samples with gold values in AN2012TR015, part b
Figure 25: Samples with gold values in AN2012TR016
Figure 26: Samples with gold values in AN2012TR017
Figure 27: Samples with gold values in AN2012TR018

LIST OF APPENDICES

Appendix 1: Claim list
Appendix 2: Excerpt from geological legend from MB 96-28 for geological abbreviations used in this report
Appendix 3a: Outcrop descriptions
Appendix 3b: Sample descriptions
Appendix 4: Grab sample analyses
Appendix 5: Channel sample analyses
Appendix 6: Process charts and data tables for gold standards and blank material
Appendix 7: Analytical certificates

LIST OF MAPS (IN POCKET)

Maps 1-10: Location of outcrops and samples, Wabamisk grid, Anatacau property

ITEM 1 SUMMARY

The Anatacau project is located in the James Bay territory near the Eastmain River area south of Opinaca Reservoir, approximately 290 kilometres north of the town of Matagami in Québec. The property is accessible via the James Bay highway connecting Matagami to Radisson. At kilometre marker 395 of this highway, a gravel road provides access to the northern part of the Anatacau property. The southern part of the property is accessible by helicopter or floatplane. This property consists of 207 map-designated claims totalling 10 952.03 hectares (109.52 km^2). These claims are 100% held by IAMGOLD-Québec Management Inc ("IAMGOLD"). Under an agreement with Virginia Mines Inc., the latter may earn 100% interest in the property by investing 3 million dollars in exploration before the end of 2015. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia.

The Anatacau property is located in the central part of the Archean Superior Province, in the Lower Eastmain greenstone belt of the La Grande subprovince. The Eastmain greenstone belt is essentially composed of komatiitic to rhyolitic volcanic rocks and two sedimentary formations. Younger gabbros and feldspar porphyry intrusions crosscut the volcano-sedimentary rocks and granite and tonalite intrusions cover the southern third of the property. The Franto showing, the most significant mineralization discovered on the property to date, consists of disseminated pyrite and veinlets in shear zones hosted in gabbro and basalt which assayed **4.82 g/t Au / 4.0 m, 1.24 g/t Au / 1.0 m and 9.28 g/t Au/ 1.0 m** in trench TR-AN-07-001.

During the winter and spring of 2012 Abitibi Géophysique Ltée completed a pole-dipole IP survey on a new cut line grid that straddles the Anatacau and adjacent Wabamisk properties. This grid, herein referred to as the Wabamisk grid, was designed to cover the area where several gold showings were discovered in 2011 on the Wabamisk property with possible extensions on to the Anatacau property. Approximately 31.2 line-km of this grid occurs on the Anatacau property. The 2.4 km long lines, oriented at 160^0, were spaced 200 m apart. This survey is described in a separately filed report.

During the summer of 2012, in conjunction with work on the adjacent Wabamisk property, most of the grid on the Anatacau property was systematically prospected and sampled by Virginia Mines. In addition, eighteen stripped zones, of which two were immediately reburied due to lack of outcrop, were excavated on selected IP anomalies and outcrops. The remaining sixteen zones totalled 2583 m^2 in area. In all, 562 samples from 262 outcrops and 12 boulders were taken for gold and multi-element analyses during the prospecting campaign. In the stripped zones, an additional 259 samples totalling 240.84 m from 34 saw-cut channels and 23 saw-cut grabs were also analyzed for gold and multi-elements.

In order to better visualize the structural pattern and distribution of lithologies a helicopter-borne magnetic survey, whose lines were oriented at 160° and spaced 25 metres apart, was undertaken towards the end of the summer. This survey was more-or-less centered on the Wabamisk grid, and covered the northern part of the Anatacau property. Approximately 34.75 km^2, or 31.8%, of the Anatacau property was covered by this survey. This survey is described in a separately filed report.

Most of the rocks encountered on the Wabamisk grid of the Anatacau property consisted of greywacke with subordinate siltstone and, rarely, arenite. Gabbroic sills several tens of metres thick are intercalated with the sedimentary rocks. The dominant schistosity and most of the bedding measurements are oriented NE-SW; however the bedding envelope as defined by broad scale changes in lithology and the pattern exhibited on the magnetic susceptibility map is oriented broadly NW-SE.

The most significant results came from the prospecting campaign on the grid. Fine- to medium-grained gold was observed at two locations on the grid, both occurring in quartz veins cutting wacke and locally gabbro. One of these sites, situated along line 49+00W and 6+00S, returned grab sample values of 27.6 and 8.25 g/t Au. The second, situated at the SW extremity of the grid at 61+00W and 10+00S, returned a value of 13.1 g/t Au. In all, 13 grab samples from the prospecting campaign had gold values above 0.25 g/t. Eight saw-cut samples from the stripped zones and outcrops had greater than 0.25 g/t Au, with the highest one grading 1.87 g/t Au over 0.25 m.

Given the results of the 2012 exploration program the following recommendations are made regarding the 2013 exploration campaign. Firstly, the IP survey completed in 2012 should be continued to the NE and the SW on new cut-line grids so as to include potentially gold-bearing structures as well as gold showings discovered during the 2011 exploration season. Secondly, outcrops on these new grids should be prospected and sampled for mineralization. Lastly, new IP anomalies and lithologies that are possibly related to gold mineralization should be stripped and mapped and channel sampled using full-size and portable hydraulic excavators.

ITEM 2 INTRODUCTION

This report provides technical geological data relevant to Virginia Mines Inc.'s option of the Anatacau property in Québec and has been prepared in accordance with Form 43-101F1 Technical Report format outlined under NI 43-101.

The technical data relating to exploration on the property was taken from Virginia Mines' database and from the "Sigeom" database which is public information accessible from the *Ministère des Ressources naturelles et de la Faune* website.

The purpose of the report is to present the status of current geological information generated from Virginia's 2012 exploration program on the Anatacau property and to provide recommendations for future work.

Author Francis Chartrand, Ph.D. in Geology and one of Virginia's senior project geologists, oversaw the Anatacau project and is the qualified person for the project. Mr. Chartrand has been involved in the project since the summer of 2012. During the period covered by this report, Mr. Chartrand spent several weeks on the property and supervised all aspects of field work.

Co-author Anne-Marie Beauchamp, Bachelor in Geological Engineering, was employed by Virginia Mines as a geologist-in-training from the beginning of June 2012 to the end of December 2012. Ms. Beauchamp has been involved with the project since July of 2012. She supervised the summer exploration program with M. Chartrand and she spent several weeks on the property for the period covered by this report.

Owing to the early stage of the Anatacau project, this report does not discuss any legal or environmental issues requiring external expertise.

ITEM 3 RELIANCE ON OTHER EXPERTS

This section is not applicable to this report.

ITEM 4 PROPERTY DESCRIPTION AND LOCATION

The Anatacau project is located in the James Bay area 30 km southwest of the Opinaca Reservoir (Figure 1). The property is 290 kilometres north of the town of Matagami in Québec, Canada.

Latitude:	52°03' to 52°10' North
Longitude:	76°34' to 76°45' West
NTS:	33C/02 (Anatacau Lake)
UTM zone:	18 (NAD27), 379600 E to 392000 E; 5767700 N to 5781600 N

This property consists of 207 map-designated claims, totalling 10 952.03 hectares (Figure 2). These claims are 100% held by IAMGOLD-Québec Management Inc. Under an agreement with Virginia Mines Inc., the latter may earn 100% interest in the property by investing 3 million dollars in exploration before the end of 2015. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia. A claims list is provided in Appendix 1.

Due to the early stage of the Anatacau project, the property is not subject to any environmental liabilities.



VIRGINIA MINES INC.
ANATACAU PROPERTY
Project location
Radisson
LG-3
33 G
Trans-Taiga road
LG-4
Mirage
33 F
33 H
33 C
33 B
ANATACAU PROPERTY
KM381
Baie James road
Radisson
Chibougamau
0
50
100
Kilometers
FIGURE 1

Figure 1: Location of the Anatacau property, James Bay, Quebec.



VIRGINIA MINES INC.
ANATACAU PROPERTY
Claim location
Wabamisk Camp
KM381
Baie James road
33 C/02
FIGURE 2

Figure 2: Anatacau claim block showing location of Wabamisk exploration camp.

ITEM 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property lies about 30 km east of the James Bay highway and 10 km southwest of the road linking Hydro-Québec's OA-11 dike and evacuator on the Opinaca reservoir and the Eastmain 1-A hydroelectric installations. High-voltage (735 kV) power lines run along the eastern edge of the property. A lower voltage (69 kV) power line is present about 1 km north of the property.

The property is accessible by helicopter from the Opinaca airport (closed at the time of writing of this report) located 6 km north of the property. The landing strip is easily accessible via the paved James Bay highway to kilometre 395, then along 45-km of all-weather gravel road that leads east and south. An ATV trail runs through the northeast part of the property near Anatacau Lake.

Topographic relief is typical for the James Bay area of northwestern Québec, which is characterized by gentle relief with rolling hills, abundant lakes, rivers, streams and swamps and sparse to medium density conifer forests. Altitudes range between 220 and 310 metres above sea level. The drainage pattern is marked by the presence of numerous lakes on the property. Numerous bogs occur in the south half of the property. Water drains north, toward the Eastmain River.

The ground is snow covered from mid-October to mid-May during which time only drilling and geophysical surveying can be carried out.

ITEM 6 HISTORY

The first geological reconnaissance work in the Eastmain River area was undertaken by the Geological Survey of Canada (Low, 1897). The first mineral exploration programs in this area took place in 1935 and 1936 and were done by Dome Mines Ltd (McCrea, 1936), which conducted geological reconnaissance and prospecting work. A few trenches and drill holes were completed at the time on two gold showings (Dome A and K) along the shores of the Eastmain River, about 70 km east of the Anatacau property. Shaw (1942) was among the first to take an interest in the geology of the Eastmain River greenstone belt. Eade (1966) conducted systematic regional mapping at a scale of 1:1,000,000. Another geological survey was completed by the *Ministère des Richesses naturelles du Québec* in the early 1960s (Eakins *et al.*, 1968), covering all of map sheet 33B/04, the west part of map sheet 33B/03, and the east part of map sheet 33C/01. Franconi (1978) mapped the Lower Eastmain volcano-sedimentary belt at a scale of 1:100,000. This last work covers the Anatacau property.

In the 1970s and up to 1981, the *Société de développement de la Baie-James* (SDBJ) had the exclusive mandate to develop the mineral potential of the James Bay region (Vallières, 1988). The Government gave the SDBJ the exclusive right to hold mining titles in this territory in order to ensure better coordination of exploration work prior to the flooding of hydroelectric reservoirs. A regional lake-bottom sediment survey was conducted by the SDBJ in the mid-1970s. In the mid-1980s, the Government of Québec suspended the SDBJ's monopoly on exploration and the land once again became accessible to prospectors and private companies.

Although land in the James Bay territory was opened to exploration, very little exploration work was done on the Anatacau property. However the region was thoroughly covered by various regional mapping surveys conducted by the *Ministère des Ressources naturelles du Québec* (MRNQ). The most recent mapping survey was undertaken in 1999 by Moukhsil (2000).

Virginia Gold Mines Inc. conducted reconnaissance work in 1996 on the Anatacau property. The company discovered a gold showing, which was named the Anatacau showing, grading 1.63 g/t Au and located 2 km east of Anatacau Lake. The surface sample was taken from a quartz vein with 10% pyrite-arsenopyrite hosted in a shear zone.

Showing	NTS	Company and date	Mineralization	Best results
Anatacau (Au)	33C/02	Virginia Gold Mines Inc. (2012)	Gold-bearing quartz veins in greywacke and gabbro	**27.6** and **13.1** g/t Au from grab samples
Wabamisk (Au)	33C/02	Virginia Mines Inc. (2011-2012)	Several gold-bearing quartz veins cutting greywacke	**80.8** g/t Au over 1.2 m in channel sample WB2012TR045-R6
Isabelle (Au)	33C/02	Virginia Mines Inc. (2007)	Sheared and silicified wacke + 2-10% PO-PY + FP dykes + contact with a basalt	Channel: **4.20 g/t Au / 13.61 m** **17.86 g/t Au / 3.0 m** **11.03 g/t Au / 3.0 m** Drill hole: **37.46 g/t Au / 5.0 m** **2.75 g/t Au / 10.0 m** **1.33 g/t Au / 19.0 m** (Incl. **4.92 g/t Au / 3.0 m**)
Contact Zone (Au±Zn±As±Cu)	33C/01	Carat Exploration Inc. Virginia Gold Mines Inc. (1996) Arianne Resources Inc. (2006)	Quartz-tourmaline veins + PY and visible gold in mafic tuff and basalt	Grab sample: **43.75 g/t Au** Channel: **1.1 g/t Au / 8.0 m** Drill hole: **4.7 g/t Au / 3.1 m**
Chino Zone (Au±Ag)	33C/01	Carat Exploration Inc. Virginia Gold Mines Inc. (1996)	Strong silicification + Quartz-tourmaline veins + 10% AS, 1-5% PY-PO hosted in mafic tuff and basalt	Channel: **4.9 g/t Au / 3.0 m** **5.81 g/t Au / 9.0 m** **7.94 g/t Au / 4.0 m** Drill hole: **15.58 g/t Au / 5.4 m**
Lac Renard (Au±As)	33C/01	Virginia Gold Mines Inc. (1997)	Deformed basalt + quartz veins + 2-4% AS ± CP ± PY	Grab sample: **3.81 g/t Au and >10 % As** **6.38 g/t Au and 2.67 g/t Au**
Cyr Zone (Au±Zn±Pb±Ag)	33C/02	James Bay Mining Corp. (1964-1965) Carat Exploration Inc. (1996)	Quartz veins + PY-SP-GL in deformed tonalite	Grab sample: **3.81 g/t Au, 3.7 g/t Ag, 4600 ppm Zn, 1900 ppm Pb** Drill hole: **13.5 g/t Au, 1.94% Cu / 0.7 m**

Table 1: Selected mineral showings discovered in the Anatacau property area.

No other gold and base metal showings have been found, except for a few occurrences to the north and northeast of the property.

In 2005, IAMGOLD-Québec Management Inc. undertook or mandated consulting firms to do the following work on the Anatacau project (Caron, 2006):

- MIR Télédétection conducted a study of topographic data and Landsat remote sensing data in order to identify lineaments and trace alteration signals;

- A lake-bottom sediment sampling program was conducted in mid-July by field crews from IOS Services Géoscientifiques. A total of 93 samples were analyzed at Actlabs by two (2) different methods: ICP-MS ultratrace-1 analysis et INAA-enhanced analysis;

- A till sampling survey (130 samples) was undertaken on the property by Les Consultants Inlandsis. Samples were processed by Overburden Drilling Management Ltd at their facilities in Ottawa for heavy mineral extraction and gold grain counts. As well, ¼ of the samples were processed for diamond indicator minerals. Heavy mineral concentrates (HMC) were subsequently analyzed for various elements;

- Prospecting work was done over a six day period during the summer of 2005;

- A helicopter-borne magnetic and electromagnetic (AeroTEM II) survey was conducted in November 2005 by Aeroquest Ltd.

During the summer of 2006, IAMGOLD conducted further exploration work on the Anatacau project. A prospecting and geological sampling program (233 rock samples and 66 boulders), Beep-Mat traverses and till sampling (156 samples) were carried out (Caron, 2007).

In 2007, IAMGOLD-Québec Management Inc. and Virginia Mines Inc. signed an agreement enabling the latter to pursue exploration work on the property. In the summer of 2007, Virginia completed an initial geological reconnaissance program and ground follow-up work on various geological, geochemical, and geophysical anomalies identified by previous work. During this first phase, the Franto showing was discovered (grab sample #178559: 8.23 g/t Au), while at approximately the same time, another field crew from Virginia uncovered the Isabelle showing on the Wabamisk property (grab sample #177525: 2.61 g/t Au). The latter is located 100 metres from the western limit of the Anatacau property. Subsequently, a second field program geared to mechanical trenching and channel sampling targeted the two showings. Results were very encouraging. The Franto showing yielded grades of 4.82 g/t Au / 4.0 m; 1.24 g/t Au / 4.0 m and 9.28 g/t Au / 1.0 m (TR-AN-07-001) and the Isabelle showing graded 6.48 g/t Au / 3.0 m and 4.20 g/t Au / 13.61 m (TR-WB-07-001 and 002) (Oswald, 2008). In the late fall of 2007, ground-based induced polarization and magnetic surveys were conducted on the Franto (IP = 54 km; Mag = 64 km) and Isabelle (IP = 46 km; Mag = 54 km) grids (Tshimbalanga, 2008). Nearly 12 km of the geophysical survey on the Isabelle grid occurred within the Anatacau property limits.

In the spring of 2008, four (4) drill holes totalling 670.6 metres tested the Franto showing and the extensions of the Isabelle showing on the Anatacau property (Cayer and Oswald, 2009). On the Franto grid, mineralization and alteration patterns observed in drill core are similar to those observed on surface at the showing, demonstrating that the mineralized system was still present at depth. Gold assay results were low however, with 23 ppb Au / 1.0 m (AN-08-002), 24 ppb Au / 1.0 m (AN-08-003), and 76 ppb Au / 1.0 m (AN-08-004). On the Isabelle grid, the IP anomaly that was tested occurs entirely in basalts. On the surface, the showing occurs along the contact between sedimentary rocks (wackes) and basalts. The northeast extension of the Isabelle showing does not correspond to the IP anomaly and thus has not been investigated. The best gold grades were 39 ppb Au / 1.0 m (AN-08-001).

Field work undertaken during the summer of 2008 investigated IP anomalies identified by the 2007 survey and reconnaissance work in off-grid areas with anomalous outcrops and till values. 515 rock samples were collected during the field program. Of these, 424 were collected from outcrops, 80 from boulders, and 11 from saw-cut channels. Two anomalous areas were defined on the Franto grid, one anomalous area occurred on the Isabelle grid, and three anomalous areas were found off-grid. Target areas on the Franto and Isabelle grids are characterized by the presence of anomalous outcrops coinciding with proximal IP anomalies. Outcrops graded up to 0.72 g/t Au, 8.1 g/t Ag and 1.81% Cu (#245069) on the Isabelle grid, whereas on the Franto grid, several outcrops showed anomalous gold and base metal contents such as 262 ppb Au (#244941), 11.0 g/t Ag (#244603) and 0.98% Cu (#244627). In off-grid areas, the northeast part of the property is characterized by outcrops grading up to 3.6 g/t Au (#244722) in sedimentary rocks, and two other areas located in the east part of the property are characterized by anomalous gold values in till (Cayer and Oswald, 2009).

Field work carried out by Virginia during the summer of 2009 included prospecting, mapping and till sampling. 441 rock samples and 74 till samples were collected during the 2009 exploration campaign. One gold occurrence, known as the Hercules showing, was discovered in a pyrite-rich shear zone crosscutting feldspar porphyry intrusive rocks which assayed up to 4.3 g/t Au in grab samples (Poitras and Cayer, 2010).

During the winter of 2010, a further 30 holes (4214 m) were drilled on the Isabelle showing and surrounding IP anomalies (Poitras, 2011b). The Isabelle zone consists of shear hosted quartz veins in greywacke and feldspar porphyry dykes. The gold-bearing quartz veins and veinlets occur preferentially at the contact between these two units. Significant results include 37.46 g/t Au over 5 m in hole WB-10-12, 2.02 g/t Au over 7 m in hole WB-10-03, 2.75 g/t Au over 10 m in hole WB-10-04 and 5.89 g/t Au over **2m** in hole WB-10-07. Although these holes are completely within the Wabamisk property, their collars lie less than 100 m west of the boundary with the Anatacau property.

373 rock samples and 31 till samples were collected during the 2010 exploration campaign. Extensive outcrop sampling and Beep-mat surveying was conducted in the area of the Hercules showing (4.3g/t Au in grab sample). The Hercules showing was hand stripped and was found to be a minor shear measuring 2 m long by 10 cm thick. A cluster of four till samples collected down-ice from Hercules has high gold-grain counts, ranging from 14 to 32 grains. A previously reported gold showing on the peninsula separating the two lobes of Anatacau Lake was revisited and gold values were repeated. The gold mineralization appears to be related to a regionally extensive contact between

basalt and greywacke. The gold values obtained are low (maximum 2 g/t Au) but the geological context is promising. Exploration work on the tonalitic Aupiskach pluton, which covers the southern part of the property, did not reveal any mineralization, deformation or alteration (Poitras, 2011a).

During the winter of 2011, six holes totaling 1272 metres were drilled on the Isabelle zone and surrounding area in the adjacent Wabamisk property. Two of these holes were collared on the Anatacau property in order to intersect potential sheared and mineralized zones in the hanging wall of the Isabelle zone which extends onto the Anatacau property. These drill holes also targeted the vertical extension of the shear zone.

The two holes, WB-11-33 and WB-11-34, encountered favorable lithologies such as wacke and feldspar porphyry dykes that hosted few quartz veins and veinlets in sheared rock. Both holes also intersected atypical shear zones with quartz veinlets, bleaching and PO (CP) mineralization but without significant gold values.

Drilling revealed that the Isabelle gold zone is closed towards the north and south and that the vertical extensions of the shear zone are weakly developed and almost devoid of gold mineralization at depth. However the hanging wall zone was found to contain mineralization with significant gold values (15.03 g/t Au / 1.0 m in WB-11-33). This gold mineralization is hosted by wacke containing garnet alteration and quartz veinlets with visible gold. It is therefore probable that the Isabelle hanging wall could host more gold bearing quartz veins.

Field work carried out by Virginia Mines during the summer of 2011 included outcrop and boulder sampling, mechanical stripping and till sampling. 144 rock samples and 22 till samples were collected during the 2011 exploration campaign. Approximately 1040 m^2 of mechanical stripping was performed on and around the Hercules showing (4.3g/t Au in grab sample). Detailed mapping revealed that the Hercules showing was a small narrow shear zone of limited strike length hosting the pyrite-gold mineralization. Despite the fact that many samples were collected from both trenches, no significant gold values were obtained from the Hercules area. Two tills collected down-ice from the Hercules area had gold-grain counts of 8 and 12 grains.

ITEM 7 GEOLOGICAL SETTING AND MINERALIZATION

7.1. Regional Geology

The Anatacau project is located in the James Bay region within the central Superior Province. Four geological subprovinces comprise the Superior Province in this region. These are, from north to south, the La Grande, Opinaca, Nemiscau, and Opatica subprovinces. These subprovinces are essentially composed of volcanic, plutonic, and sedimentary rocks that were subsequently intruded by post- or late-tectonic granitic intrusions. The Anatacau property is underlain by rocks of the Archean La Grande subprovince (Figure 3).

The La Grande subprovince is primarily composed of volcanic and plutonic rocks (Card and Ciesieski, 1986). It wraps around the Opinaca subprovince to the west, forming a large crescent. The La Grande subprovince, for the most part, is separated from the Opinaca by intrusive contacts. However, contacts with the Nemiscau and Opatica subprovinces are transitional, grading from dominantly volcano-sedimentary rocks to paragneiss. No ductile faults are reported along the contact zone. The La Grande subprovince is composed of approximately 85% syn- to late-tectonic plutonic rocks and two greenstone belts, the La Grande greenstone belt (LGGSB), and the Middle and Lower Eastmain greenstone belt (MLEGSB). The Anatacau property occurs in the western part of the Lower Eastmain greenstone belt.

The MLEGSB extends along an east-west axis for about 300 km and is 10 to 70 km wide. It is bounded to the south by a major unconformity and is composed of volcanic and sedimentary rocks that formed in an oceanic setting with mid-oceanic ridges, oceanic plateaus and volcanic arcs. These rocks were intruded by calc-alkaline rocks ranging in composition from gabbro to monzogranite. The MLEGSB is characterized by volcanic rocks of the Eastmain Group, which is subdivided into 4 volcanic cycles and 5 formations (Boily and Moukhsil, 2003).

The Kauputauch Formation forms the first volcanic cycle (2752-2739 Ma) and is composed of massive to pillowed flows of tholeiitic metabasalts and andesitic basalts, and felsic flows overlain by a sequence of felsic to mafic tuffs.

The second volcanic cycle (2739-2720 Ma) is composed of the Natel Formation. It is composed of komatiites, komatiitic basalts, and massive to pillowed tholeiitic basalts and andesites.

The Anatacau-Pivert Formation, occurring in the study area, forms the third volcanic cycle (2720-2705 Ma) and is composed of metabasalts, amphibolitized andesites, rhyolites and tuffs. The entire assemblage is overlain by sedimentary rocks (siltslates, mudslates, and conglomerates).

The Komo and Kasak formations, which represent the fourth and last volcanic cycle (<2705 Ma), mainly consist of massive or pillowed basalts, komatiitic basalts and minor andesites. These rocks are amphibolitized and have a tholeiitic affinity. Minor units of felsic ash tuff are intercalated in this formation. Calc-alkaline felsic lapilli tuffs also alternate with minor amounts of mafic tuff (Mouksil and Doucet, 1999). Cycles I, II and IV of the Eastmain Group are not present within the Anatacau property.

Two periods of sedimentation occurred after these volcanic cycles and were accompanied by various episodes of plutonic activity. The Wabamisk Formation (>2705 Ma), occurring at the base, is composed of volcaniclastic layers composed of andesitic lapilli tuff and beds of crystal tuff, polygenic blocky tuff, mafic to felsic blocky tuff, ash tuff and crystal tuff. This formation is capped by a unit of polygenic conglomerate dominated by tonalitic pebbles and another unit of polygenic to monogenic conglomerate with diorite and granodiorite pebbles, interbedded with sandstone, tuff and iron formation.

The metasedimentary Auclair Formation (<2648 ±50 Ma), comprising wackes, polygenic conglomerates, and oxide-, silicate-, and sulphide-facies iron formations, was formed during the second period of sedimentation. It is interpreted as the weakly metamorphosed equivalent of metatexites of the Laguiche Basin in the Opinaca subprovince. It is present in the northern part of the Anatacau property.

Tonalitic to granodioritic plutons are grouped into three categories, synvolcanic, syntectonic, and post- to late-tectonic plutonism. Gabbro dykes crosscut all of the above.

Previous work conducted in the MLEGSB has documented three phases of deformation. The first (D1) is characterized by an E-W-trending schistosity, ranging in age from 2710 to 2697 Ma. The second phase of deformation (D2) is marked by a NE-SW-trending schistosity which is broadly N-S in many locations. The age of D2 is estimated to lie between 2668 and 2706 Ma. The third phase of deformation (D3) affects syn- to post-tectonic intrusions is less penetrative and thus not as obvious on a regional scale. It is mostly visible in metasedimentary rocks in the form of a WNW-ESE to NW-SE-trending schistosity. This last deformation event is dated at <2688 Ma, which corresponds to the age of metamorphism.

The regional metamorphic grade of the volcanic and sedimentary rocks of the Anatacau property is generally the upper amphibolite facies although the greenschist facies occurs locally.


Wabamisk grid
Wabamisk Au discovery
Anatacau property
I3B
I1D
I1C
S6-S4
S3-M4
S4
V1B-V1C
V1-V2
S9
I3A
M16
V3B
Mines Virginia
Anatacau property geology

Figure 3: Geology of the Anatacau property area, modified from the geological map of NTS sheet 33C02, SIGÉOM database. Legend abbreviations from MB 96-28.

7.2. Local Geology

The property straddles three major rock types. From south to north, they are (1) tonalitic intrusives, (2) mafic and felsic volcanics, and (3) greywacke arenite, iron formation and paragneiss.

In the southern part of the property, the core of the Aupiskach tonalitic intrusive was partly mapped and its granodioritic rim was investigated along the contact with the Anatacau-Pivert Formation. In the northeast part, a few outcrops of mafic lavas are still observed less than 100 metres from the internal edge of the intrusive.

Mapping and trenching in the volcanic units of the Anatacau-Pivert Formation allowed personnel from Virginia Mines to map abundant mafic lavas and gabbro with various amounts of felsic lava, iron formation and greywacke. Detailed mapping of trenches revealed the presence of other units such as lapilli tuff, arenite, mudrock, siltstone, exhalite, ultramafic intrusives, gabbro and QFP dykes. However these are all minor units compared to the mafic lavas. The felsic lava unit overlying mafic lavas of the Anatacau-Pivert Formation also contains a few sedimentary units of greywacke and iron formation.

The sedimentary Auclair Formation consists of paragneiss and weakly metamorphosed sedimentary rock such as arenite, wacke and iron formation. This formation is dominant in the northern third of the Anatacau property. Rare mafic and felsic lava outcrops were also observed, as well as gabbro sills and diabase dykes. In the area of the Wabamisk grid, the sedimentary rocks and gabbro sills appear to have been folded about SW-NE trending axes as indicated by the rock, with the overall bedding envelope oriented NW-SE.

Glacial landforms including crag and tails and drumlins occur on the Anatacau property in association with the dominant and youngest and ice flow direction to the southwest (240° to 250°). An older ice flow event occurred to the northwest oriented at 290° and 330° as indicated by striations preserved on southeasterly tilted rock surfaces. In addition, a large part of the Sakami frontal moraine is present immediately north of the property, revealing that the south-west ice flow lasted until the final deglaciation event in this area. No esker system is known on the Anatacau property. Except for small occurrences of glacial lacustrine sediments in lowlands, the glacial context is favorable for till sampling and indicator mineral tracing techniques.

7.3 Mineralization

Several different types of mineral occurrences are reported in the MLEGSB (Moukhsil *et al.*, 2002; Gauthier and Larocque, 1998). They may be classified according to their genetic model and age of emplacement as follows: (1) synvolcanic mineralization (2710-2752 Ma), (2) syntectonic mineralization (2697-2710 Ma), and (3) post-tectonic mineralization (~2687 Ma).

Synvolcanic occurrences represent nearly 50% of known showings in the MLEGSB; these include sulphide-facies iron formations (Fe, Cu, Au, Ag), volcanogenic occurrences (Cu, Zn, Ag, Au), and magmatic occurrences, namely porphyry/mantos- (Cu, Au, Ag, Mo) and epithermal-type (Au, Ag, Cu, Zn, Pb).

Syntectonic occurrences represent slightly more than 40% of known showings and include orogenic deposits of Au, As, Sb related to phases of deformation D1 and D2. This category also includes gold deposits associated with oxide- or silicate-facies iron formations. Finally, post-tectonic occurrences are scarce and correspond to lithium- or molybdenum-enriched pegmatites.

Mineralization is widespread on the Anatacau property. Pyrite and pyrrhotite are the most common sulphide phases, followed by arsenopyrite which occurs locally in significant concentrations. Chalcopyrite and bornite were observed in a few locations. Sulphides occur in all rock types units whether sedimentary, volcanic, or intrusive in origin. Sulphides generally occur as disseminations and occasionally as thin mm-scale to cm-scale veins and veinlets.

In iron formation, pyrrhotite is the dominant sulphide phase (<25%) followed by pyrite while in mafic lava pyrite is more abundant than pyrrhotite. Very abundant arsenopyrite is locally associated with QZ-TL veins and QFP dykes in mafic lava (Franto showing). Most gold anomalies are associated with mafic lava and wackes crosscut by quartz veins and veinlets. However, the most important gold showings discovered in the property and surrounding area to date are found within shear zones (Franto, Hercules, Isabelle).

The Franto showing consists of disseminated euhedral pyrite and veinlets in an E-W striking shear zones, hosted in gabbro and basalt, which assayed 8.23 g/t Au (grab sample #178559), 4.82 g/t Au / 4.0 m, 1.24 g/t Au / 4.0 m and 9.28 g/t Au / 1.0 m in trench TR-AN-07-001. The shear zone is surrounded by quartz-tourmaline veins and semi-massive to massive arsenopyrite veins. In the spring of 2008, three holes were drilled to test the lateral and depth extensions of the showing, but no significant values were obtained.

The Hercules showing is a small E-W striking shear in a feldspar porphyry intrusion, in contact with basalts and wackes. Mapping revealed that the shear has limited thickness (10-20 cm) and no lateral extension beyond the four meters exposed on the outcrop. The Hercules showing grades 4.3 g/t Au (grab sample #167095), 4.66 g/t Au (grab sample #212137) and 1.71 g/t Au over 1 m in trench TR-AN-11-01. All of the anomalous gold values are within the small shear zone mentioned above. Prospecting in the area during 2011 did not yield any additional significant results.

Northeast of Anatacau Lake, a few outcrops with anomalous gold values up to 3.6 g/t Au (grab sample #244722) were discovered during 2008. On the adjacent Wabamisk property held by Virginia Mines Inc., grab samples from the same lithological unit yielded grades reaching 12.02 g/t Au (#178392) and 359.6 g/t Au (grab sample #224194). This area is dominated by a sedimentary sequence (wackes) of the Auclair Formation, that exhibits mineralization and alteration patterns commonly observed near gold deposits such as Éléonore (Cayer *et al.*, 2006). For example, silica, aluminosilicates, tourmaline and potassic alteration were all observed in the unit, and mineralization is dominated by arsenopyrite, followed by pyrrhotite and pyrite.

In 2011 the contact between the post-tectonic Aupiskach tonalitic intrusive and the Anatacau-Pivert volcanic formation was prospected. A significant gold value of 2.33 g/t Au was obtained within intermediate volcanic rocks. This showing is situated about 300 metres from the Aupiskach pluton contact. The rock is altered (chlorite-biotite and quartz veinlets), deformed and mineralized with 1 to 5% of pyrrhotite.

A few copper-gold occurrences were found on the peninsula separating the two lobes of Anatacau Lake. For instance, a showing discovered by Cayer and Oswald (2009) graded 1.03 g/t Au and 1.98% Cu. During the 2010 exploration program, anomalous gold values ranging from 0.9 to 2.1 g/t Au were collected from wackes with quartz veinlets occurring in the laterally extensive contact zone between basalt and greywacke. The samples contain quartz veins and veinlets, biotite and sericite alteration, disseminated pyrite and surface iron oxide. The 2011 prospecting campaign did not yield any higher assay results, and no new mineralization was discovered.

ITEM 8 DEPOSIT TYPES

The main deposit type targeted by the exploration program is orogenic lode gold. Although these deposits can occur in any lithology, particular attention is paid to sedimentary rocks given that both the Éléonore deposit and the Isabelle zone occur in greywacke. The primary exploration focus is fault zones and these are targeted using lineament analysis on regional magnetic surveys, topographic maps and satellite images. Other targets include bends in regional foliation, lithological contacts, borders of intrusions, metamorphic gradients and contacts between sub-provinces.

Cu-Au porphyry deposits are another type of deposit being sought on the Anatacau property. Several Cu-Au ± Ag veins have been identified in the northern and central portions of the adjacent Wabamisk property, which are spatially related to feldspar porphyry dykes and or intrusions. No clear genetic relation has been established between mineralization and intrusive bodies. Exploration targeting for this type of deposit involves the identification of potassic alteration and major fault zones.

For both types of deposit exploration is heavily dependent on foot traverses, chip and boulder sampling and outcrop description. Till sampling and analysis is also used to target exploration areas. Once a gold showing has been identified exploration then proceeds to mechanical stripping, channel sampling, detailed mapping and, eventually, drilling.

ITEM 9 EXPLORATION

The 2012 summer exploration program consisted of prospecting, trenching and channel sampling on the Anatacau portion of the Wabamisk grid. Approximately 140 man-days were spent on the project from mid-July through to the end of September 2012. Exploration work was done by geologist Francis Chartrand, trainee geologist Anne-Marie Beauchamp, geology students Lou Millot, Jean-François Dupuis, Audrey Roussel-Lallier, Guillaume Tremblay, Émilie Gosselin, and Mathieu Labarre and by technicians Paul-Émile Poirier, Julien-Vézina Tremblay and David De Champlain. All these people were employed by Virginia Mines. The cooks, Catherine Provost, Catherine Tétreault, Marie-Pier Savard and Jason Saint-Amant were also employed by Virginia Mines. Helicopter support was provided by Wapchiwem based in Radisson, Quebec. Finally, the Komatsu PE200 hydraulic excavator that used to dig and clear the trenches was provided by Felco based in St-Félicien, Québec. The field crew stayed at the Wabamisk camp, located on the shore of the Opinaca reservoir just to the NE of the OA-11 dike and evacuator belonging to Hydro-Québec. For the most part, the crew used pick-up trucks and ATVs to access the grid. However, a helicopter was used when it was available to access the part of the grid furthest from the camp.

Prospecting and mapping on the grid were completed in 21 days. During this time a total of 562 grab samples were collected. 262 outcrops and 12 boulders were described. The most significant values obtained by prospecting are presented in Table 2 and Figure 4. A total of 18 trenches (16 open and 2 restored) were excavated during the summer. Fifteen trenches were channel and grab sampled. An additional 259 samples totalling 240.84 m from 34 saw-cut channels and 23 saw-cut grabs were also analyzed for gold and multi-elements. Due to lack of time none of the trenches were mapped. The location and summary description of the trenches are presented in Table 3 and Figure 5. The most significant values obtained by channel sampling are presented in Table 4 and Figure 5.

During the winter and spring of 2012 Abitibi Géophysique completed a pole-dipole IP survey on a new cut line grid that straddles the Anatacau and adjacent Wabamisk properties. This grid, which became known as the Wabamisk grid, was designed to cover the area where several gold showings were discovered in 2011 on the Wabamisk property with possible extensions on to the Anatacau property. Approximately 31.2 line-km of this grid occurs on the Anatacau property. The 2.4 km long lines, oriented at 160°, were spaced 200 m apart. This survey is described in a separately filed report.

In order to better visualize the structural pattern and distribution of lithologies a helicopter-borne magnetic survey, whose lines were oriented at 1600 and spaced 25 metres apart, was undertaken towards the end of the summer. This survey was more-or-less centered on the Wabamisk grid, and covered the northern part of the Anatacau property. Approximately 34.75 km2, or 31.8%, of the Anatacau property was covered by this survey. This survey is described in a separately filed report.



Figure 4: Location of prospecting samples with more than 0.25 g/t Au, Anatacau property.


AN2012TR003
AN2012TR004
AN2012TR005
AN2012TR018
AN2012TR017
AN2012TR006
AN2012TR002
AN2012TR001
AN2012TR014 (015a)
AN2012TR015
AN2012TR007
AN2012TR016
AN2012TR012
AN2012TR009
AN2012TR011
AN2012TR010
284502
1,87
284522
0,25
284504
0,37
284512
0,27
284501
284510
0,67
284538
0,31
Mines Virginia
2012 stripped zones and channels > 0.25 g/t Au
sample, Au g/t

Figure 5: Location of trenches excavated in 2012, Anatacau property. Pink ellipses represent restored trench sites. Channel and grab samples with more than 0.25 g/t Au shown in red.

9.1 Outcrop and boulder sampling and mapping

Prospecting and mapping were done using a Beep-Map, a portable electromagnetic survey instrument that detects conductive and magnetic outcrops or boulders. Outcrop positions were recorded using a hand-held GPS device. The lithology, mineralization, alteration assemblage and structure of each outcrop were described using a standardized data entry form. Samples for gold and multi-element assay were taken when required. All the data was then entered into a Microsoft Access-driven database.

The outcrop and sample descriptions are presented in appendices 3a and 3b, and analytical results from grab samples in Appendix 4. Analytical certificates of the samples from prospecting are found in Appendix 7.

Most of the rock types encountered during the summer consisted of greywacke and minor gabbroic sills. Locally, siltstone and arenite were observed as well. These sedimentary rocks are transected by several generations of cm- to dm-scale veins of quartz. Most of the veins are straight to irregular, continuous over a few to several metres and oriented subparallel to the principal schistosity that trends SW-NE. However, some veins are early and occur parallel and subparallel to the bedding which is folded about NE-SW trending axes. The wall rock of the veins is variably silicified, chloritized and sulfidized (PO, PY, AS) and often exhibits well-developed foliation subparallel to the vein.

It also bears mention that the new gold showings discovered in 2012 (described below) on the Anatacau property occur in similar host rocks and have similar morphologies as the important new discoveries made further to the NE during the 2011-2012 exploration campaigns on the Wabamisk property. The Anatacau discoveries, in fact, occur along strike of the principal schistosity and vein orientation of the Wabamisk mineralization (250°).

During the prospecting campaign, 13 samples with more than 0.25 g/t Au were found on the Wabamisk grid on the Anatacau property. These are listed in Table 2 and their location shown in Figure 4.

Sample	Outcrop	NAD27 z18E	NAD27 z18N	Sample description	g/t Au	g/t Ag	ppm As
280964	AN2012JFD-070	387880	5778650	Quartz vein 2-3 cm thick. Visible gold (10 grains) associated with CL and AS.	27,6		
281185	AN2012JFD-005	387074	5777906	Quartz vein 5 cm thick.	13,1	0,6	4120
280973	AN2012JFD-073	387885	5778646	Quartz vein hosted in wacke, traces of AS.	8,25	0,1	249
280970	AN2012JFD-072	387884	5778652	Quartz vein networks in wacke.	5,08	0,2	106
280965	AN2012JFD-070	387881	5778650	Quartz vein footwall containing disseminated 2% AS in wacke.	0,968	0,2	998
282857	AN2012JFD-018	387191	5779364	Quartz vein hosted in wacke, footwall containing AS.	0,881	-0,2	253
281187	AN2012JFD-006	387112	5777994	Quartz vein footwall contaning 7% AS.	0,815	0,1	10001
282890	AN2012JFD-038	387167	5779396	Quartz vein hosted in siltstone, footwall containing 1% PO.	0,644	-0,2	1135
280971	AN2012JFD-072	387877	5778648	Extension to the west of the quartz vein with visible gold. Chloritized quartz vein with traces of AS along the vein.	0,565	0,1	60
284333	AN2012ARL-143	387814	5779803	Quartz and plagioclase vein 1-2cm thick with traces of PO.	0,325	0,1	1
282854	AN2012JFD-016	387228	5778935	Quartz vein hosted in wacke.	0,272	-0,2	-2
283502	AN2012ARL-003	389194	5779520	3-4 cm quzrtz vein with CL in wacke	0,468	0,1	27
280978	AN2012JFD-076	387917	5778598	AS-rich wall rock of quartz vein	0,338	0,1	10001

Table 2: Grab samples that returned gold values above 0.25 g/t Au.

Trenches	UTM Est Nad 27, zone 18	UTM Nord, Nad 27, zone 18	Status	Surface (m^2)	Volume (m^3)
AN2012TR-001	389069	5779464	Open	255,0	12.75
AN2012TR-002	388459	5779364	Open	70,0	3.5
AN2012TR-003	388237	5779963	Open	212,0	42.4
AN2012TR-004	387819	5779924	Open	88,0	22,0
AN2012TR-005	387889	5779740	Open	201,0	30.15
AN2012TR-006	387772	5779472	Open	160,0	160,0
AN2012TR-007	386892	5778998	Open	108,0	81,0
AN2012TR-008	386876	5778466	Restored	8,0	0,0
AN2012TR-009	387015	5778111	Open	221,0	22.1
AN2012TR-010	387075	5777950	Open	132,0	99,0
AN2012TR-011	386881	5777969	Open	45,0	22.5
AN2012TR-012	386645	5778504	Open	155,0	116.25
AN2012TR-013	387049	5779138	Restored	8,0	0,0
AN2012TR-014	387180	5779077	Open	345,0	51.75
AN2012TR-015	387156	5779058	Open	220,0	33,0
AN2012TR-016	387126	5779079	Open	56,0	2.8
AN2012TR-017	387200	5779311	Open	207,0	103.5
AN2012TR-018	387524	5779526	Open	108,0	10.8
			Total:	2599 m^2	395 m^3

Table 3: Summary of trenches excavated during the summer of 2012

Sample name	Sample_Number	NAD27z18 East	NAD27z18 North	length_m	Au_g/t
AN2012TR016-R1	285138	387128	5779076	1,00	0,322
AN2012JFD005-G3	284538	387079	5777905	0,25	0,31
AN2012JFD070-G2	284502	387880	5778652	0,25	1,87
AN2012JFD070-G4	284504	387880	5778645	0,25	0,37
AN2012JFD070-G3	284501	387880	5778649	0,25	1,00
AN2012JFD070-R1	284510	387881	5778649	1,00	0,67
AN2012JFD070-R1	284512	387881	5778648	1,00	0,27
AN2012JFD070-R2	284522	387879	5778646	1,00	0,25

Table 4: Saw-cut grab and channel samples with more than 0.25 g/t Au from 2012 stripped zones and selected outcrops, Anatacau property. Coordinates in NAD27, zone 18.

The most significant discovery of the summer 2012 was the identification of a few narrow quartz veins bearing visible gold along line 49+00W near station 6+00S in the SW part of the grid (figures 4, 6 and 7). Three samples with visible gold were observed within an area approximately 10 m wide. The host rock is a variably silicified and chloritized greywacke with arsenopyrite and pyrrhotite up to a few percent. The gold veins are cm-scale and composed mostly of quartz with traces to 5% of arsenopyrite and pyrrhotite. Locally, the veins form a network within the greywacke.


387 860 mE
387 870 mE
387 880 mE
387 890 mE
387 900 mE
5 778 660 mN
5 778 650 mN
5 778 640 mN
5 778 630 mN
AN2012JFD-072
280969
0,193
AN2012JFD-072
280970
5,08
AN2012JFD-070
280964
27,6
AN2012JFD-070
280965
0,968
AN2012JFD-072
280971
0,565
AN2012JFD-073
280972
0,016
AN2012JFD-073
280973
8,25
AN2012JFD-070
280966
0,036
L49+00W 6+25S
Mines Virginia
AN2012JDF070-073
grab samples
Sample number
Au g/t

Figure 6: Location of grab samples with gold values (g/t) from outcrops AN2012TR070-073.

Visible gold was found in a 3 cm quartz vein (figures 7 and 8). Sample 280964 from this gold-bearing vein returned 27.6 g/t Au (Figure 6). Upon discovery of the visible gold the immediate area was prospected and 5 samples returned values above 0.25 g/t Au (sample 280971: 0.565 g/t Au, sample 280965: 0.968 g/t Au, sample 280970: 5.08 g/t Au, sample 280973: 8.25 g/t Au, sample 280978: 0.338 g/t Au).

The gold-bearing zone was subsequently channel sampled and a few low grade values were returned (Figure 9). However, despite these low values it is evident that the sector is anomalous in gold and that it merits further work in 2013.



Figure 7: Several gold grains occurring in chlorite lenticles in the 3 cm quartz vein. The vein is hosted by homogeneous greywacke. Sample 28094 from AN2012JFD-070 returned 27.6 g/t Au.



Figure 8: Photo showing the morphology of the 3 cm gold-bearing quartz vein on outcrop AN2012JFD-070.


387 860 mE
387 870 mE
387 880 mE
387 890 mE
387 900 mE
5 778 660 mN
5 778 650 mN
5 778 640 mN
5 778 630 mN
AN2012JFD070-R1
AN2012JFD070-G2
AN2012JFD070-R2
AN2012JFD070-G1
AN2012JFD070-G3
AN2012JFD070-R3
AN2012JFD070-G4
L49+00W 6+25S
Mines Virginia
AN2012JDF070
channel/grab samples
Au g/t
Sample number

Figure 9: Location of saw-cut grab and channel samples with gold values (g/t) from outcrop AN2012JFD070.

Another sector located within 50 metres of trench AN2012TR010 was found to have up to 10% coarse-grained subhedral to euhedral arsenopyrite in the quartz vein envelope (figures 4 and 10). Four gold values above 0.1 g/t Au were returned from analysis. Sample 281185 from outcrop AN2012JFD005 returned a value of 13.1 g/t Au from a 5 cm quartz vein with visible gold. Here, the vein, which occurs in chloritized gabbro, is irregular, undulating and laminated and oriented N-S. Its eastern wall rock envelope is altered up to one metre from the vein. The principal schistosity is weakly developed and oriented at N245/77. Mineralization, comprising 5% pyrrhotite, 2% arsenopyrite and visible gold, is usually associated with oxidized, rusty zones (Figure 11). Three samples from the same outcrop (AN2012JFD-006 and AN2012JFD-007) were selected from quartz veins hosted by altered and mineralized (up to 10% AS) greywacke and gabbro. These samples returned 0.113 g/t Au (sample 281188), 0.149 g/t Au (sample 284053) and 0.815 g/t Au (sample 281187).

Saw-cut grab and channel samples were subsequently taken from outcrop AN2012JFD005 to test for continuity of the gold values. Only low grade gold values were returned (Figure 12).


5 778.100 mN
5 778.075 mN
5 778.050 mN
5 778.025 mN
5 778.000 mN
5 777.975 mN
5 777.950 mN
5 777.925 mN
5 777.900 mN
5 777.875 mN
5 777.850 mN
387.000 mE
387.025 mE
387.050 mE
387.075 mE
387.100 mE
387.125 mE
387.150 mE
387.175 mE
L59+00W 9+00S
L59+00W 10+00S
AN2012TR010
AN2012JFD-006
281187
0,815
AN2012JFD-007
284053
0,149
AN2012JFD-006
281188
0,113
AN2012JFD-005
281185
13,1
Mines Virginia
AN2012JFD005-007
grab samples
Sample number
Au g/t

Figure 10: Location of samples with gold values (g/t) from outcrops AN2012JFD005-007.



Figure 11: Part of a one meter channel sample (284053) from outcrop AN2012JFD-006-007 that returned 0.149 g/t Au. Mineralization is composed of up to 5% disseminated coarse-grained euhedral arsenopyrite, 5% pyrrhotite and 1% pyrite in wall rock of vein.


387 050 mE
387 060 mE
387 070 mE
387 080 mE
387 090 mE
L59+00W 10+00S
5 777 920 mN
5 777 910 mN
5 777 900 mN
284534
284532
284530
284529
284533
AN2012JFD005-R2
AN2012JFD005-R1
AN2012JFD005-G2
AN2012JFD005-G3
AN2012JFD005-R3
AN2012JFD005-G1
-0.05
0.17
0.31
284537
284536
284535
284539
284541
284542
Mines Virginia
AN2012JDF005
channel/grab samples
Au g/t
Sample number

Figure 12: Location of saw-cut grab and channel samples with gold values (g/t) from outcrop AN2012JFD005.


L35+00W, 2+50S
5.779.480 mN
5.779.470 mN
5.779.460 mN
5.779.450 mN
389.040 mE
389.050 mE
389.060 mE
389.070 mE
389.080 mE
AN2012TR001-R1
AN2012TR001-R2
AN2012TR001-G1
0.029
285334
Mines Virginia
AN-TR001 channel
and grab samples
Au g/t
Sample number

Figure 13: Samples with gold values (g/t) in AN2012TR001.



Mines Virginia
AN-TR002 channel and grab samples
Au g/t
Sample number
388 480 mE
388 470 mE
388 460 mE
388 450 mE
388 440 mE
5 779 370 mN
5 779 360 mN
5 779 350 mN
AN2012TR002-R1
AN2012TR002-G2
AN2012TR002-G1
285302
285303
285305
285335
285338

Figure 14: Samples with gold values (g/t) in AN2012TR002.


Mines Virginia
AN2012TR003 channel and grab samples
Au g/t
Sample number
5,779,990 mN
5,779,980 mN
5,779,970 mN
5,779,960 mN
398 210mE
398 220mE
398 230mE
AN2012TR003-R1
0.009
-0.005
-0.005
-0.005
285249
285250
285252
285253
AN2012TR003-R2
-0.005
-0.005
-0.005
285255
285257
AN2012TR003-R4
L 41+00W
5+00N
-0.005
-0.005
-0.005
0.012
-0.005
-0.005
-0.005
-0.005
285289
285258
285259
AN2012TR003-R3
-0.005
-0.005
-0.005
0.006
-0.005
285281
285282
285338
285283
AN2012TR003-G1
285301
285285
285286
285288
-0.005
-0.005

Figure 15: Samples with gold values (g/t) in AN2012TR003.


Mines Virginia
AN2012TR004
channel/grab samples
Au g/t
Sample number
AN2012TR004-G1
AN2012TR004-R1
AN2012TR004-G2
L45+00W 6+00N
387 840 mE
387 830 mE
387 820 mE
387 810 mE
387 800 mE
5 779 940 mN
5 779 930 mN
5 779 920 mN
5 779 910 mN
285248
285246
285245
285244
285339
285243
285242
285241
285341

Figure 16: Samples with gold values (g/t) in AN2012TR004


387 870 mE
387 880 mE
387 890 mE
387 900 mE
387 910 mE
5 779 750 mN
5 779 740 mN
5 779 730 mN
5 779 720 mN
AN2012TR005-G1
AN2012TR005-R1
AN2012TR005-R2
AN2012TR005-G2
L45+00W 4+00N
285342
285228
285229
285230
285232
285343
285233
285234
285235
285237
285238
285239
Mines Virginia
AN2012TR005
channel/grab samples
Au g/t
Sample number

Figure 17: Samples with gold values (g/t) in AN2012TR005.


Mines Virginia
AN2012TR006
channel/grab samples
Au g/t
Sample number
L47+00W 2+00N
AN2012TR006-R1
AN2012TR006-G1
-0.005
285199
285224
285225
285344
5.779 480 mN
5.779 470 mN
5.779 460 mN

Figure 18: Samples with gold values (g/t) in AN2012TR006.

Figure 19: Samples with gold values (g/t) in AN2012TR007.

Figure 20: Samples with gold values (g/t) in AN2012TR009.

Figure 21: Samples with gold values (g/t) in AN2012TR010.


Mines Virginia
AN2012TR012
channel/grab samples
Au g/t
Sample number
AN2012TR012-G1
AN2012TR012-R1
L61+00W,3+00S
285345
0.005
285122
285123
285124
285125
285126
285128
285129
285130
285132
0.022
0.014
0.043
0.043
0.03
0.022
0.041
0.013
0.024
386 670mE
386 660mE
386 650mE
386 640mE
386 630mE
5 778 520 mN
5 778 510 mN
5 778 500 mN
5 778 490 mN

Figure 22: Samples with gold values (g/t) in AN2012TR012.


387 160 mE
387 170 mE
387 180 mE
387 190 mE
387 200 mE
387 210 mE
5.779.090 mN
5.779.080 mN
5.779.070 mN
5.779.060 mN
AN2012TR015-R1
AN2012TR015-R2
AN2012TR015-R3
285201
285202
285203
285204
285205
285206
285208
285209
285210
285212
285213
285214
285215
285217
285218
285219
0.005
-0.005
0.013
-0.006
0.006
Mines Virginia
AN2012TR015
channel/grab samples
Au g/t
Sample number

Figure 23: Samples with gold values (g/t) in AN2012TR014 (015, part a).

Figure 24: Samples with gold values (g/t) in AN2012TR015, part b.


5.779 090 mN.
5.779 080 mN.
5.779 070 mN.
387 100 mE
387 110 mE
387 120 mE
387 130 mE
387 140 mE
AN2012TR016-R1
AN2012TR016-G1
AN2012TR016-G2
285348
285346
285133
285134
285135
285137
285138
285139
285141
285142
0.009
0.005
0.007
-0.005
-0.005
-0.008
0.322
-0.009
-0.005
-0.005
Mines Virginia
AN2012TR016
channel/grab samples
Au g/t
Sample number

Figure 25: Samples with gold values (g/t) in AN2012TR016.


Mines Virginia
AN2012TR017
channel/grab samples
Au g/t
Sample number
AN2012TR017-G1
AN2012TR017-G2
AN2012TR017-R1
AN2012TR017-R2
L53+00W 2+50N
387 220 mE
387 210 mE
387 200 mE
387 190 mE
387 180 mE
5 779 320 mN
5 779 310 mN
5 779 300 mN

Figure 26: Samples with gold values (g/t) in AN2012TR017.



Figure 27: Samples with gold values (g/t) in AN2012TR018.

ITEM 10 DRILLING

This section is not applicable to this report.

ITEM 11 SAMPLE PREPARATION, ANALYSES AND SECURITY

Outcrop and channel samples were collected by Virginia personnel and stored at the campsite. Samples from outcrop were collected by using a mallet and cold chisel, while channel samples were sawn with a gas-powered diamond blade rock saw. The samples were placed into plastic bags with a sample tag and then brought to the camp, where they awaited shipment to the ALS laboratory in Val-d'Or by truck. The driver of the vehicle, Pascal Morissette, is employed by Services Techniques Géonordique, a consulting firm hired on a regular basis by Virginia Mines. The samples were shipped to the laboratory in batches of 20.

Almost all of the grab samples taken during prospecting and mapping of the Wabamisk grid and 230 of the channel samples from the trenches were analyzed by the Au+Scan package (described below). These samples were crushed in their entirety at the ALS Minerals preparation laboratory in Val-d'Or to >70% passing 2 mm (10 mesh; ALS Minerals procedure CRU-31). A 200- to 250-g sub-sample was obtained after splitting the finer material (< 2 mm). The split portion derived from the crushing process was pulverized using a ring mill to > 85% passing 75 µm (200 mesh - ALS Minerals procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Minerals laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. The Au+Scan package includes quantitative detection of Au, Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the Au-AA23 procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the Au-GRA21 procedure (AAS followed by gravimetric finish).

Due to the coarse-grained nature of the gold mineralization in the area it was deemed necessary early on in the program to use the metallic sieve procedure for gold analyses of certain channel samples with vein material so as to minimize the nugget effect. These samples, typically weighing between 2 and 5 kg, were ground in their entirety to 70% < 10 mesh. A split of 1 kg was separated and the reject material was stored. The 1 kg split was pulverized to 95% passing 106 microns (150 mesh), and the sample sifted to 106 microns. The +106 micron fraction and 2 aliquots of the -106 micron fraction (whose gold content is averaged) were analysed for gold by fire assay with gravimetric finish (Au-SCR21). A weighted average of gold for the coarse- and fine-grained fractions was calculated and reported. Gold was also determined by fire assay and AAS finish using the Au-AA25 procedure, which is similar to the Au-AA23 procedure mentioned above.

The authors are of the opinion that sample preparation, security and analytical procedures were adequate to ensure the quality of the analytical results.

ITEM 12 DATA VERIFICATION

In addition to the internal quality checks used by the ALS Minerals laboratory, the exploration work conducted by Virginia Mines was undertaken using a quality assurance and quality control program according to industry standards for early-stage exploration projects. These procedures are essential to monitor and control (1) accuracy, (2) precision and (3) possible contamination of the samples. For this campaign, gold standards and blanks were employed to monitor the assay results of the channel samples.

Typically, each batch of 20 samples consisted of sixteen channel samples, a blank and three different gold standards selected out of a total of four from Rocklabs Inc. The blank and standards were placed numbered sequence at pre-determined positions. In all, 16 blanks, 15 SH65 standards, 17 SK62 standards, 7 SN60 standards and 4 SP59 standards were used during the campaign. This represents a total of 59 quality control samples out of 326 analyses, or 18.1%. The Rocklabs' reference materials used, which are composed of various mixtures of feldspar, basalt, pyrite and gold-bearing minerals, were (1) SH65, grading 1.348 g/t Au; (2) SK62, grading 4.074 g/t Au; (3) SN60, grading 8.595 g/t Au and (4) SP59 grading 18.12 g/t Au. Two types of uncertified blanks were used, crushed granite and crushed dolomite both of which are commonly used in the landscaping industry.

A summary of the characteristics of the standards and blanks used during the Anatacau project is presented in Table 5. Process charts and analytical results are presented in Appendix 6.

Rocklabs standard	Certified gold value (g/t)	95% confidence limits (g/t)
SH65	1,348	0,009
SK62	4,075	0,045
SN60	8,595	0,073
SP59	18,12	0,012

Table 5: List of standards used in the Anatacau project.

12.1 Reference material validation

The standards were used to monitor accuracy and precision. Their values were inserted into a Microsoft Excel template designed by the qualified staff at Rocklabs and interpreted according to the recommendations listed in the template. It should be noted that due to low data numbers the qualitative classification of the results as assigned by the template may not be accurate.

12.1.1 Standard SH65 (1.348 g/t Au)

The precision, expressed as the percentage of relative standard deviation, is 3.6%, while the accuracy is -1.8% which is considered to be "industry typical". There are no gross outliers in the dataset, which is considered to be "good" according to the template.

12.1.2 Standard SK62 (4.075 g/t Au)

The precision is 3.1%, while the accuracy is -6.0%. This is considered as "industry typical". There are no gross outliers in the data, which is considered to be "good" according to the template.

12.1.3 Standard SN60 (8.595 g/t Au)

The precision is 2.6%, while the accuracy is -4.2%. This is considered as "good". There are no gross outliers in the data, which is also considered to be "good".

12.1.4 Standard SP59 (18.12 g/t Au)

The precision is 2.3 and the accuracy -9.3, which is considered "good". Gross outliers represent 1.3% of the results, which is considered to be "industry typical".

12.2 Verification of blank results.

Blank samples were employed to monitor contamination in the laboratory. A total of 16 blank samples were inserted in the routine sampling line. All gold concentrations of the blanks are listed in Appendix 5. Assays for blanks should be less than 5 times the limit of detection of the analytical method, in this case 0.005 ppm Au for the Au-AA23 method and 0.01 ppm for the Au-AA25 method. Therefore, the gold content in the blank sample should be less than < 0.025 and < 0.05 ppm Au to be considered acceptable. All blank samples returned results under these acceptable limits so we can assume that no significant detectable contamination occurred during sample preparation and analysis.

ITEM 13 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 14 MINERAL RESOURCE ESTIMATES

This section is not applicable to this report.

ITEM 15 MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 16 MINING METHODS

This section is not applicable to this report.

ITEM 17 RECOVERY METHODS

This section is not applicable to this report.

ITEM 18 PROJECT INFRASTRUCTURE

This section is not applicable to this report.

ITEM 19 MARKET STUDIES AND CONTRACTS

This section is not applicable to this report.

ITEM 20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable to this report.

ITEM 21 CAPITOL AND OPERATING COSTS

This section is not applicable to this report.

ITEM 22 ECONOMIC ANALYSIS

This section is not applicable to this report.

ITEM 23 ADJACENT PROPERTIES

The Anatacau property is surrounded to the north, west and east by Virginia's Wabamisk property. The Isabelle zone occurs on the Wabamisk property 100 m west of the western boundary of the Anatacau property. Collars for some of the holes drilled under the Isabelle zone are within 50 m of the Anatacau property, and testing the zone and hanging wall at depth required setting up drills on the Anatacau property.

The gold mineralization on the Isabelle zone hanging wall does appear to continue onto the Anatacau property. The boundary between the two properties in this area is just few metres west of the contact between volcano-sedimentary rocks that host the Isabelle gold mineralization (to the west) and the Aupiskach pluton (to the east). The pluton crosscuts the volcano-sedimentary rocks and does not appear to contain any gold mineralization.

The NE part of the Wabamisk grid occurs on the Wabamisk property. Over the course of the summer of 2012 an important new gold mineralization system was discovered on the same grid on the Wabamisk property just to the NE of the Anatacau claims during the follow-up exploration program of interesting gold showings that were found in 2011. This important new system is described in a report by Chartrand et al. (2013) that has been filed for assessment work with the Quebec government. In summary, significant gold mineralization was found over a strike length of more than 700 m associated with quartz veins and veinlets within altered greywacke. This is the same style of mineralization that was found in 2012 on the Anatacau portion of the Wabamisk grid. Moreover, the mineralization appears to be sporadically continuous across the grid from the NE to the SW.

The Opinaca property is adjacent to the east of the Anatacau property. The Opinaca claims are 100% held by Ressources D'Arianne Inc. but are under option to Virginia Mines. The property contains several gold showings, including the Contact Zone, the Chino Zone, the Isabelle Zone and the Bull Zone. However, as opposed to the gold mineralization discovered in 2012 on the Anatacau and Wabamisk properties, the mineralization at Opinaca appears to be intimately related to a major contact zone between volcanic rocks to the south and sedimentary rocks to the north.

Ressources Sirios Inc. has properties to the south and east of the Anatacau property. However no significant gold or base metal showings have been identified to date close to Anatacau project on these adjacent properties.

ITEM 24 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 25 INTERPRETATION AND CONCLUSIONS

New gold mineralization, similar in style to that occurring in the important new gold system uncovered on the adjacent Wabamisk property in 2011-2012, was discovered on the Anatacau property during the summer of 2012. This gold mineralization occurs in quartz veins and veinlets that transect variably altered greywacke and gabbro. The wall rocks are variably silicified and chloritized, and in most cases a zone that has been sulfidized with up to 10% PO and AS envelopes the veins. These veins are generally cm- to dm in thickness, straight to irregular and continuous over a few metres to tens of metres. At least two generation were observed, an early one typified by veins that are parallel to subparallel to bedding and another later generation that crosscuts the bedding and that is subparallel to the principal schistosity oriented NE-SW.

The most significant result of the 2012 season was the discovery of visible gold in veins from two locations in the SW part of the Wabamisk grid. Fine- to medium-grained gold was observed at both locations, occurring in quartz veins cutting wacke and locally gabbro. One of the locations situated along line 49+00W and 6+00S returned grab sample values of 27.6 and 8.25 g/t Au. The second, situated at the SW extremity of the grid at 61+00W and 10+00S, returned a value of 13.1 g/t Au. In all, 13 grab samples from the prospecting campaign had gold values above 0.25 g/t. Six channel samples had greater than 0.25 g/t Au, with the highest one grading 1.87 g/t Au over 0.25 m.

ITEM 26 RECOMMENDATIONS

The following recommendations are made with regards to further work on the Anatacau property. It is also suggested that this work be carried out concurrently with future exploration work on the adjacent Wabamisk property so as to minimize cost.

Firstly, the stripped zones from the 2012 campaign should be mapped in detail in order to better comprehend the geology and structure of the Anatacau portion of the grid. The few lines that were not prospected in 2012 due to lack of time should also be traversed and sampled.

Secondly, it is evident from an examination of the detailed magnetic survey results that favourable NE-SW structures cut fold hinges in the greywacke and gabbro strata. Moreover the location of some of the gold showings appears to coincide with some of these structures. Therefore, an extension of the Wabamisk grid to the NW and SE is proposed so that an IP survey can be completed, as IP is useful for detecting disseminated and stringer sulfide zones that may host gold mineralization.

Lastly, this new grid and any new IP anomalies should be prospected and sampled during the 2013 season. Particularly favourable zones should also be stripped by a helicopter-supported portable excavator or a full-size excavator like the one that was used in 2012.

ITEM 27 REFERENCES

Boily, M. and Moukhsil, A., 2003. Géochimie des assemblages volcaniques de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain. Ministère des Ressources naturelles, Québec; ET 2002-05.

Card, K.D. and Ciesielski, A., 1986. DNAG No 1 Subdivisions of the Superior Province of the Canadian Shield. Geoscience Canada; Volume 13, pp. 5-13.

Cayer, A., Savard, M., Tremblay, M., Ouellette, J-F. and Archer, P., 2006. Technical Report and Recommendations Summer and Fall 2005 Exploration Program, Éléonore Property, Québec. Mines d'Or Virginia inc. Ministère des Ressources naturelles, Québec; GM 62341.

Caron, K., 2006. Rapport des travaux d'exploration, Campagne été 2005, Projet Lac Anatacau (#256), Cambior, Baie James, Québec, 30 pages.

Caron, K., 2007. Rapport des travaux d'exploration, Projet Lac Anatacau (#256), Campagne été 2006, Iamgold, Baie James, Québec, 26 pages**Cayer, A. and Oswald, R., 2009.** Technical Report and Recommendations Spring 2008 drilling program and Summer 2008 Geological exploration program, Anatacau Property, Québec. Mines Virginia inc.

Chartrand, F., Beauchamp, Anne-Marie and Savard, Mathieu, 2013. Technical report and recommendations, summer 2012 exploration program, Wabamisk project, Quebec. Mines Virginia Inc., GM xxxxx, 73 pages.

Eade, K.E., 1966. Fort George River and Kaniapiskau River (west half) map areas, New Quebec. Geological Survey of Canada. Memoir 339, 120 pages.

Eakins, P.R., Hashimoto, T., Carlson, E.H., 1968. Région du Grand-Détour-Lacs Village, Territoire de Mistassini et Nouveau-Québec. Ministère des Richesses naturelles du Québec; RG 136, 42 pages.

Franconi, A., 1978. La bande volcano-sédimentaire de la rivière Eastmain inférieure. Ministère des Richesses naturelles, Québec; DPV-574; 177 pages.

Gauthier, M. and Laroque, M., 1998. Cadre géologique, style et répartition des minéralisations métalliques de la Basse et de la Moyenne Eastmain, Territoire de la Baie de James, Quebec, 86 pages, MB 98-10.

Low, A.P., 1897. Report on explorations in the Labrador Peninsula along the Eastmain, Koksoak, Hamilton, Manicouagan, and portions of other rivers. Geological Survey of Canada; Annual Report, volume 8, part L, pages 237-239.

McCrea, J.G, 1936. Eastmain River exploration. Dome Mines Ltd., GM 09863-a, 16 pages.

Moukhsil, A. and Doucet, P. 1999. Géologie de la région des lacs Villages (33B/03). Ministère des Ressources naturelles, Québec; RG99-04, 32 pages.

Moukhsil, A., 2000. Géologie de la région des lacs Pivert (33C/08), Anatacau (33C/02), Kauputauchechun (33C/07) et Wapamisk (33C/08). Ministère des Ressources naturelles, Québec; RG 2000-04, 49 pages.

Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E. and Davis, D.W., 2002. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ministère des Ressources naturelles, Québec; ET 2002-06, 57 pages.

Oswald, R., 2008. Rapport géologique et recommandations. Travaux de terrain 2007. Projet Anatacau, Québec, S.N.R.C. 33C/02. Ministère des Ressources naturelles, Québec; GM 63606. 28 pages.

Ouellette, J-F., Vachon, D., 2012. Technical Report and Recommendations 2011 Drilling program, Wabamisk Property, Québec. Form 43-101, Technical Report.

Poitras, S. and Cayer, A., 2010. Technical Report and Recommendations 2009 Geological Exploration Program. Anatacau Property, Québec.

Poitras, S. 2011a. Technical Report and Recommendations 2010 Geological Exploration Program. Anatacau Property, Québec.

Poitras, S. 2011b. Technical Report and Recommendations 2010 Geological Exploration Program. Wabamisk Property, Québec.

Shaw, G., 1942. Eastmain preliminary map, Quebec. Geological Survey of Canada; paper 42-10.

Tshimbalanga, S., 2008. Levés de Polarisation Provoquée et de Magnétométrie Eastmain, propriété Anatacau, Grille Franto, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

Vallières, M.; 1988. Des mines et des hommes : Histoire de l'industrie minérale québécoise. Les publications du Québec (Québec), 437 pages.

ITEM 17 RECOVERY METHODS

This section is not applicable to this report.

ITEM 18 PROJECT INFRASTRUCTURE

This section is not applicable to this report.

ITEM 19 MARKET STUDIES AND CONTRACTS

This section is not applicable to this report.

ITEM 20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable to this report.

ITEM 21 CAPITOL AND OPERATING COSTS

This section is not applicable to this report.

ITEM 22 ECONOMIC ANALYSIS

This section is not applicable to this report.

ITEM 23 ADJACENT PROPERTIES

The Anatacau property is surrounded to the north, west and east by Virginia's Wabamisk property. The Isabelle zone occurs on the Wabamisk property 100 m west of the western boundary of the Anatacau property. Collars for some of the holes drilled under the Isabelle zone are within 50 m of the Anatacau property, and testing the zone and hanging wall at depth required setting up drills on the Anatacau property.

The gold mineralization on the Isabelle zone hanging wall does appear to continue onto the Anatacau property. The boundary between the two properties in this area is just few metres west of the contact between volcano-sedimentary rocks that host the Isabelle gold mineralization (to the west) and the Aupiskach pluton (to the east). The pluton crosscuts the volcano-sedimentary rocks and does not appear to contain any gold mineralization.

The NE part of the Wabamisk grid occurs on the Wabamisk property. Over the course of the summer of 2012 an important new gold mineralization system was discovered on the same grid on the Wabamisk property just to the NE of the Anatacau claims during the follow-up exploration program of interesting gold showings that were found in 2011. This important new system is described in a report by Chartrand et al. (2013) that has been filed for assessment work with the Quebec government. In summary, significant gold mineralization was found over a strike length of more than 700 m associated with quartz veins and veinlets within altered greywacke. This is the same style of mineralization that was found in 2012 on the Anatacau portion of the Wabamisk grid. Moreover, the mineralization appears to be sporadically continuous across the grid from the NE to the SW.

The Opinaca property is adjacent to the east of the Anatacau property. The Opinaca claims are 100% held by Ressources D'Arianne Inc. but are under option to Virginia Mines. The property contains several gold showings, including the Contact Zone, the Chino Zone, the Isabelle Zone and the Bull Zone. However, as opposed to the gold mineralization discovered in 2012 on the Anatacau and Wabamisk properties, the mineralization at Opinaca appears to be intimately related to a major contact zone between volcanic rocks to the south and sedimentary rocks to the north.

Ressources Sirios Inc. has properties to the south and east of the Anatacau property. However no significant gold or base metal showings have been identified to date close to Anatacau project on these adjacent properties.

ITEM 24 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 25 INTERPRETATION AND CONCLUSIONS

New gold mineralization, similar in style to that occurring in the important new gold system uncovered on the adjacent Wabamisk property in 2011-2012, was discovered on the Anatacau property during the summer of 2012. This gold mineralization occurs in quartz veins and veinlets that transect variably altered greywacke and gabbro. The wall rocks are variably silicified and chloritized, and in most cases a zone that has been sulfidized with up to 10% PO and AS envelopes the veins. These veins are generally cm- to dm in thickness, straight to irregular and continuous over a few metres to tens of metres. At least two generation were observed, an early one typified by veins that are parallel to subparallel to bedding and another later generation that crosscuts the bedding and that is subparallel to the principal schistosity oriented NE-SW.

The most significant result of the 2012 season was the discovery of visible gold in veins from two locations in the SW part of the Wabamisk grid. Fine- to medium-grained gold was observed at both locations, occurring in quartz veins cutting wacke and locally gabbro. One of the locations situated along line 49+00W and 6+00S returned grab sample values of 27.6 and 8.25 g/t Au. The second, situated at the SW extremity of the grid at 61+00W and 10+00S, returned a value of 13.1 g/t Au. In all, 13 grab samples from the prospecting campaign had gold values above 0.25 g/t. Six channel samples had greater than 0.25 g/t Au, with the highest one grading 1.87 g/t Au over 0.25 m.

ITEM 26 RECOMMENDATIONS

The following recommendations are made with regards to further work on the Anatacau property. It is also suggested that this work be carried out concurrently with future exploration work on the adjacent Wabamisk property so as to minimize cost.

Firstly, the stripped zones from the 2012 campaign should be mapped in detail in order to better comprehend the geology and structure of the Anatacau portion of the grid. The few lines that were not prospected in 2012 due to lack of time should also be traversed and sampled.

Secondly, it is evident from an examination of the detailed magnetic survey results that favourable NE-SW structures cut fold hinges in the greywacke and gabbro strata. Moreover the location of some of the gold showings appears to coincide with some of these structures. Therefore, an extension of the Wabamisk grid to the NW and SE is proposed so that an IP survey can be completed, as IP is useful for detecting disseminated and stringer sulfide zones that may host gold mineralization.

Lastly, this new grid and any new IP anomalies should be prospected and sampled during the 2013 season. Particularly favourable zones should also be stripped by a helicopter-supported portable excavator or a full-size excavator like the one that was used in 2012.

ITEM 27 REFERENCES

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Card, K.D. and Ciesielski, A., 1986. DNAG No 1 Subdivisions of the Superior Province of the Canadian Shield. Geoscience Canada; Volume 13, pp. 5-13.

Cayer, A., Savard, M., Tremblay, M., Ouellette, J-F. and Archer, P., 2006. Technical Report and Recommendations Summer and Fall 2005 Exploration Program, Éléonore Property, Québec. Mines d'Or Virginia inc. Ministère des Ressources naturelles, Québec; GM 62341.

Caron, K., 2006. Rapport des travaux d'exploration, Campagne été 2005, Projet Lac Anatacau (#256), Cambior, Baie James, Québec, 30 pages.

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